Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1 - NAME AND ADDRESS OF THE REPORTING ISSUER

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

April 27, 2022.

ITEM 3 - NEWS RELEASE

Theratechnologies issued a press release with respect to the material change described below on April 27, 2022 via Globe Newswire.

A copy of the press release is also available on SEDAR at www.sedar.com under the Corporation’s profile.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On April 27, 2022, Theratechnologies announced that it will focus its commercialization activities on the North American territory only and, as a result, will cease its Trogarzo® commercialization operations in Europe.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On April 27, 2022, Theratechnologies announced that it will focus its commercialization activities on the North American territory only and, as a result, will cease its Trogarzo® commercialization operations in Europe. The Company has sent a notice of termination to TaiMed Biologics Inc. (TaiMed) as per our contractual obligations and will return the European commercialization rights to Trogarzo® for TaiMed within the next 180 days. TaiMed is currently considering options for the continued commercial availability of Trogarzo in Europe.

This decision is expected to result in approximately US$1.5 to US$2.0 million in cash charges related to severance and other expenses associated with the termination of the agreement and approximately US$6.5 million in non-cash charges. The Company expects these charges to be fully taken during 2022. European net sales in the past twelve months represented less than 2% of the Company’s overall revenues and the Company would like to reiterate that our revenue guidance remains unchanged for the current fiscal year.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding our revenue guidance for the 2022 full fiscal year, the costs associated to the announced restructuring and sales of Egrifta SV® and Trogarzo® in the United States.

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the current COVID-19 pandemic will have limited adverse effect on the Company’s operations; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; the assessment of the costs related to this restructuring will be accurate and no material unexpected expenses will be incurred as a result of such restructuring; and the Company’s long-term business plan will not be substantially modified.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet their obligations vis-à-vis the Company, (c) the Company’s research and development activities, as well as (d) global trade; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24, 2022 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

Inquiries in respect of the material change referred to herein may be made to:

Jocelyn Lafond

Vice President, Legal Affairs

communications@theratech.com

514-336-7800.

ITEM 9 - DATE OF REPORT

April 27, 2022.